Exhibit 20.1


RYANS FAMILY STEAK HOUSES, INC.
OCTOBER SALES INFORMATION

-----------------

Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that same-store sales for the 5-week period ended November 5, 1997
(October) decreased by 1.7%.  Details follow:

	October 1997
	(Unaudited)

Total sales	$55,520,000
Increase from prior year	+3%

Average unit sales:
Same-store (open at least 18 mos.)	-1.7%
All-store (all Ryan's units)	-2.3%

At November 5, 1997, the Company owned and operated 268 Ryan's. The Company plans to open two (2) new Ryan's during the remainder of 1997, both in November. Current plans for 1998 call for 15 new Ryan's.

The Company's next accounting period consists of 4 weeks, ending on December 3, 1997.